UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **April 26, 2002**

Cole National Group, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**33-66342**	**34-1744334**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5915 Landerbrook Drive	
Mayfield Heights, Ohio	**44124**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(440) 449-4100**

Not Applicable

(Former name or former address, if changed since last report.)

ITEM 5. Other Events.

On April 26, 2002, Cole National Group, Inc. (the "Company") announced that it intends to offer $150 million of its senior subordinated notes to certain institutional investors in an offering exempt from the registration requirements of the Securities Act of 1933. Pursuant to Rule 135c of the Securities Act, the Company is filing herewith the press release issued April 26, 2002 as Exhibit 99.1 hereto.

The Notes to be offered have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

ITEM 7. Financial Statements and Exhibits.

(c) Exhibits.

Exhibit Number	Description
99.1	Press Release, dated April 26, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cole National Group, Inc.

By: /s/ Tracy L. Burmeister

    Name: Tracy L. Burmeister
    Title: Vice President, Accounting & Reporting

Date: April 26, 2002

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated April 26, 2002